SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MAY 10, 2011.

1.   DATE, TIME AND VENUE: On May 10, 2011, at 8:00 a.m., at Av. Roque Petroni Junior, n° 1464, térreo, Auditório, Morumbi, in the Capital of São Paulo State.

2.   CALL NOTICE: The call notice was waived in conformity with paragraph 4 of article 124 of Law 6,404/76 (“Brazilian Corporate Law”).

3.   AGENDA:

To review and resolve on the following matters: (i) creation of the offices of Chief Executive Officer and Controller; (ii) amendment to the head paragraph of article 20; (iii) extinguishment of the offices of Executive Vice-President of Operations, Executive Vice-President of Marketing and Innovation, Vice-President of Networks, Vice-President of Resources and Executive Vice-President of Coordination and Synergies and change to the assignments and duties pertaining to the offices of President and of General Secretary and Legal Counsel, and to the title, assignments and duties of the office of Executive Vice-President of Finance, Planning and Control, with consequent amendment to articles 21, 22, §2° and the respective inclusion of paragraphs 3 and 4, and amendment to article 23 of the Company’s Bylaws; and (iv) restatement of the Company’s Bylaws.

4.   PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – President, and Michelle Morkoski Landy – Secretary.

5.   AGENDA AND RESOLUTION:

5.1.      to review and decide on the creation of the offices of General and Executive Officer and Controller: the representatives of the sole shareholder became aware of the proposal included in the Agenda for creation of the offices of Chief Executive Officer and of Executive and Controller, and their respective assignments and incumbencies, and approved the proposal, as well as the necessary amendments to the Bylaws in consequence thereof.

5.2.  amendment to the head paragraph and to the sole paragraph of article 20: the representatives of the sole shareholder approved the amendment to the head paragraph of article 20, which shall hereinafter read as follows:

Article 20 - The Board of Executive Officers shall be composed of five (5) members, either shareholders or not, who are resident in Brazil, elected by the Board of Directors, namely: (a) President; (b) Chief Executive Officer; (c) Finance and Investor Relations Officer; (d) Controller, and (e) General Secretary and Legal Counsel.

5.3. extinguishment of the offices of Executive Vice-President of Operations, Executive Vice-President of Marketing and Innovation, Vice-President of Networks, Vice-President of Resources and Executive Vice-President of Coordination and Synergies and changes to the assignments and duties pertaining to the offices of President and of General Secretary and Legal Counsel, and to the title, assignments and duties of the office of Executive Vice-President of Finance, Planning and Control, with consequent amendment to articles 21, 22, §2° and the respective inclusion of paragraphs 3° and 4°, and amendment to article 23 of the Company’s Bylaws: the representatives of the sole shareholder approved the extinguishment of the offices of Executive Vice-President of Operations, Executive Vice-President of Marketing and Innovation, Vice-President of Networks, Vice-President of Resources and Executive Vice-President of Coordination and Synergies and changes to the assignments and duties pertaining to the offices of President and of General Secretary and Legal Counsel, and to the title, assignments and duties of the office of Executive Vice-President of Finance, Planning and Control, with consequent amendment to articles 21, 22, §2° and the respective inclusion of paragraphs 3° and 4°, and amendment to article 23 of the Company’s Bylaws, which shall hereinafter read as follows:

Article 21 - In the event of absences or temporary impediments, the President shall be replaced by the Chief Executive Officer. In the event of any vacancy in the Board of Executive Officers office, the relevant substitution shall be decided by the Board of Directors; in case of impediment, the Chief Executive Officer shall appoint the substitute of the impeded Executive Officer from among the other Executive Officers.

Article 22 - The Board of Executive Officers is the competent body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of the corporate business. It is incumbent upon the Board of Executive Officers, collectively, without limitation, to perform the following acts:

(...)

Paragraph Two - With due regard to the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergency situations, when the individual signature of the President or, in his absence or temporary impediment, of the Chief Executive Officer, shall be permitted, in any event subject to approval by the Board of Executive Officers; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signatures of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three - Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted, except for those granted for court purposes, whose term may be indeterminate, must have a maximum effective term of one (1) year.

Paragraph Four – In special cases, the Company may be represented by one (1) sole attorney-in-fact for the performance of any acts, including those provided for in this article, and the respective power of attorney shall expressly set forth special powers for the performance of the relevant act, as well as a term not to exceed ninety (90) days. The referred attorney-in-fact may be or not a member of the management of the Company.

Article 23 - The following are the specific incumbencies of each member of the Board of Executive Officers:

     I- President:
(a)  to represent the Company, inside or outside court, before the shareholders and the general public, being authorized to appoint attorneys-in-fact jointly with another Executive Officers and to appoint representatives, delegate incumbency to the other Executive Officers for the performance of specific acts;
(b)  to follow-up on and supervise the implementation of the resolutions adopted by the Board of Directors in relation to his activities and duties;
(c)  to set guidelines and supervise the institutional relations activities, including regulation and external communication, audit and the Telefónica Foundation, as well as to supervise the activities carried out by the Finance Officer and by the General Secretary and Legal Counsel;
(d)  to call the meetings of the Board of Executive Officers as regards the issues related to his activities and duties;
(e)  to perform emergency activities subject to the approval of the Board of Executive Officers; and
(f)   to exercise other duties as may be determined to him by the Board of Directors.

     II— Chief Executive Officer:
(a)  to provide for guidelines, coordinate and supervise the activities of the Company related to: (i) strategies and new businesses; (ii) resources; (iii) coordination and follow-up; (iv) Companies; (v) Individual Market; (vi) Network; (vii) Systems, and (viii) Customer Service;
(b)  to follow-up on and inspect the implementation of the resolutions adopted by the Board of Directors in relation to his activities and duties;
(c)  to call the meetings of the Board of Executive Officers as regards issues related to his activities and duties;
(d)  to perform emergency acts, subject to approval by the Board of Executive Officers, and
(e)  to exercise other duties as may be determined to him by the Board of Directors.

     III – Finance and Investor Relations Officer:

(a)  to set guidelines and supervise the economic-financial activities of the Company, management of securities issued by the Company as well as supervise the management of supplementary pension plans;
(b)  to represent the Company before the Brazilian Securities and Exchange Commission – CVM, the stock exchanges and other stock market regulatory agencies;
(c)  if the case may be, to delegate incumbency upon the other Executive Officers for the performance of specific acts;
(d)  to represent the Company as provided for in these Bylaws;
(e)  to supervise the activities performed by the  Controller; and
(f) to perform other activities as may be determined to him by the Board of Directors and/or by the General Shareholders’ Meeting.

     IV – Controller:
(a)  to set guidelines and supervise the Company’s activities in relation to accounting, management control and;
(b)  if the case may be, to delegate incumbency upon the other Executive Officers for the performance of specific acts;
(c)  to represent the Company as provided for in these Bylaws; and
(d)  to perform other activities as may be determined thereto by the Board of Directors and/or by the General Shareholders’ Meeting.

    V – General Secretary and Legal Counsel:
(a)  to set guidelines and supervise the Company’s activities regarding legal matters in general;
(b)  if the case may be, to delegate incumbency upon the other Executive Officers for the performance of specific acts;
(c)  to represent the Company as provided for in these Bylaws; and
to perform other activities as may determined to him by the Board of Directors and/or by the General Shareholders’ Meeting.

5.4. Change to the name of the office of Executive Vice-President of Finance, Planning and Control and replacement of the Executive Vice-President of Finance, Planning and Control by the Chief Executive Officer in acts of representation and that bind the Company, and restatement of the bylaws: by reason of the changes proposed in item 5.3 above, it has been approved to restate the Company’s Bylaws, to change the name of the office of Executive Vice-President of Finance, Planning and Control, to replace the Executive Vice-President of Finance, Planning and Control by the Chief Executive Officer in acts of representation and that bind the Company, and the Bylaws shall hereinafter read as provided for in Attachment I to the minutes of this Meeting, already reflecting the changes made herein.

6.   APPROVAL AND SIGNATURES: After the matters of the agenda were reviewed and decided, the minutes were read, approved and signed. It has been recorded that, in conformity with paragraph 1°, article 130, of Law 6,404/76, these minutes were drawn-up as a summary of the facts. Signatures: Breno Rodrigo Pacheco de Oliveira – President of the Meeting; Michelle Morkoski Landy – Secretary of the Meeting; Shareholder: Telecomunicações de São Paulo S.A - Telesp.

We hereby certify that this is a faithful copy of the minutes of the Extraordinary Shareholders’ Meeting, held on May 10, 2011, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira Chairman OAB/RS nº 45.479	Michelle Morkoski Landy Secretary OAB/SP n° 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.